EXHIBIT 99.1

Scorpio Bulkers Inc. Announces Financial Results for the Second Quarter of 2020 and Declares a Quarterly Cash Dividend
MONACO - August 3, 2020 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers” or the “Company”), today reported its results for the three months ended June 30, 2020.
The Company also announced that on August 3, 2020, its Board of Directors declared a quarterly cash dividend of $0.05 per share on the Company’s common shares.
Share and per share results included herein have been retroactively adjusted to reflect the one-for-ten reverse stock split of the Company’s common shares, which took effect on April 7, 2020.
Results for the Three and Six Months Ended June 30, 2020 and 2019
For the second quarter of 2020, the Company’s GAAP net loss was $45.1 million, or $5.73 per diluted share, including:

•	a loss of approximately $13.9 million and cash dividend income of $0.2 million, or $1.74 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.; and

•
a write-off of approximately $0.4 million, or $0.05 per diluted share, of deferred financing costs on the credit facilities related to the SBI Jaguar, SBI Taurus and SBI Bolero, all of which were sold in the second quarter of 2020.

For the same period in 2019, the Company’s GAAP net income was $35.0 million, or $5.05 per diluted share. These results include a non-cash gain of approximately $52.6 million and cash dividend income of $0.5 million, or $7.67 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and a write-down of assets held for sale and write-off of related deferred financing costs totaling approximately $5.2 million, or $0.74 per diluted share.
Total vessel revenues for the second quarter of 2020 were $26.2 million, compared to $50.7 million for the same period in 2019. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the second quarter of 2020 was a loss of $20.6 million and EBITDA for the second quarter of 2019 was $65.2 million, respectively (see Non-GAAP Financial Measures below).
For the second quarter of 2020, the Company’s adjusted net loss was $44.7 million, or $5.68 adjusted per diluted share, which excludes the impact of the write-off of deferred financing costs of approximately $0.4 million on the credit facilities related to the three vessels sold in the quarter. Adjusted EBITDA for the second quarter of 2020 was a loss of $20.6 million (see Non-GAAP Financial Measures below).
For the second quarter of 2019, the Company’s adjusted net income was $40.1 million, or $5.79 adjusted per diluted share, which excludes the impact of a write-down of assets held for sale and write-off of related deferred financing costs totaling approximately $5.2 million. Adjusted EBITDA for the second quarter of 2019 was $70.0 million (see Non-GAAP Financial Measures below).
For the first half of 2020, the Company’s GAAP net loss was $169.8 million, or $23.01 per diluted share, including:

•	a loss of approximately $103.0 million and cash dividend income of $0.7 million, or $13.87 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.;

•
a write-down of assets held for sale of approximately $17.0 million, or $2.31 per diluted share, related to the classification of the SBI Jaguar, SBI Taurus and SBI Bolero as held for sale in the first quarter of 2020 (the sales of all three vessels were completed in the second quarter of 2020); and

•	a write-off of approximately $0.4 million, or $0.05 per diluted share, of deferred financing costs on the credit facilities related to those three vessels.
For the first half of 2019, the Company’s GAAP net income was $31.5 million, or $4.55 per diluted share. These results include a non-cash gain of approximately $67.6 million and cash dividend income of $1.0 million, or $9.92 per diluted share, from the

Company’s equity investment in Scorpio Tankers Inc., a write-down of assets held for sale and write-off of related deferred financing costs totaling approximately $12.7 million, or $1.84 per diluted share, and the write-off of deferred financing costs of approximately $2.7 million, or $0.39 per diluted share.
Total vessel revenues for the first half of 2020 were $67.0 million, compared to $101.1 million for the same period in 2019. EBITDA for the first half of 2020 was a loss of $120.7 million and EBITDA for the first half of 2019 was $90.6 million (see Non-GAAP Financial Measures below).
For the first half of 2020, the Company’s adjusted net loss was $152.4 million, or $20.65 adjusted per diluted share, which excludes the impact of the write-down of assets held for sale of $17.0 million and the write-off of deferred financing costs on the related credit facilities of $0.4 million. Adjusted EBITDA for the first half of 2020 was a loss of $103.7 million (see Non-GAAP Financial Measures below).
For the first half of 2019, the Company’s adjusted net income was $44.2 million, or $6.39 adjusted per diluted share, which excludes the impact of the write-down of assets either sold or held for sale of $12.2 million and the write-off of deferred financing costs on the credit facilities relating to the SBI Electra and SBI Flamenco of $0.4 million. Adjusted EBITDA for the first half of 2019 was $102.8 million (see Non-GAAP Financial Measures below).
TCE Revenue
TCE Revenue Earned during the Second Quarter of 2020 (see Non-GAAP Financial Measures)

•	Our Kamsarmax fleet (which includes both scrubber fitted and non-scrubber fitted vessels) earned an average of $6,401 revenue per day.

•	Our Ultramax fleet (which includes both scrubber fitted and non-scrubber fitted vessels) earned an average of $5,031 revenue per day.
Voyages Fixed thus far for the Third Quarter of 2020, as of the date hereof

•	Kamsarmax fleet (which includes both scrubber fitted and non-scrubber fitted vessels): approximately $8,655 revenue per day on average for 57% of the days.

•	Ultramax fleet (which includes both scrubber fitted and non-scrubber fitted vessels): approximately $8,585 revenue per day on average for 61% of the days.
Liquidity
As of July 31, 2020, the Company had total liquidity of approximately $132.4 million (comprised of approximately $41.6 million in cash and cash equivalents and approximately $90.8 million in available and undrawn capacity under its revolving credit facilities).
Recent Significant Events
COVID-19
The outbreak of the novel COVID-19 virus (“coronavirus”) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in the implementation of numerous restrictive actions taken by governments and governmental agencies in an attempt to control or mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. A significant reduction in manufacturing and other economic activities has and is expected to continue to have a materially adverse impact on the global demand for raw materials, coal and other bulk cargoes that our customers transport on our vessels. This significant decline in the demand for dry bulk tonnage has negatively impacted, and may continue to adversely impact, our ability to profitably charter our vessels. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which COVID-19 will materially impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.
Purchase of Wind Turbine Installation Vessel
On August 3, 2020, the Company signed a non-binding letter of intent (“LOI”) to purchase an NG-16000X Wind Turbine Installation Vessel (“WTIV”) and a 1500 LEC crane to be used on the WTIV from GustoMSC and Huisman Equipment B.V., respectively. The total cost of the project is expected to be between $265 and $290 million, subject to change pending design modifications and further modifications due to customer requirements. The scheduled delivery date for both the WTIV and the crane is September

2023. The contract is expected to be signed in the fourth quarter of 2020 and will include options to construct up to an additional three units having similar specifications.
Emanuele A. Lauro, Chairman and Chief Executive Officer, commented, “We embark on a new journey with this LOI and are pleased to be joining the legions who support renewable energy in concept, and more importantly, in practice.  We appreciate the encouragement and assistance of our common partners in bulk transportation and offshore wind - including suppliers, customers, and shipbuilders - as we take a major step in transitioning the Company to a sustainable future.
This state of the art wind turbine installation vessel is scheduled to deliver before the end of 2023, entering a burgeoning market facing a critical shortage. This vessel will be able to install and maintain the largest turbines currently planned, in the depths of water, at the heights above sea level, and in the weather conditions that only purpose-built assets can access.  Even with options to construct up to an additional three units which can deliver within the following 18 months, the offshore fields currently planned will face a deficit of installation, operation, and maintenance assets for years to come.
Our transition has begun.”
Equity Raise

In June 2020, the Company raised net proceeds of approximately $82.3 million in an underwritten public offering of approximately 4.7 million shares of its common stock at $18.46 per share (which includes the exercise in full of the underwriters’ option to purchase additional shares). Scorpio Services Holding Limited, a related party to the Company, purchased 950,000 common shares in the offering at the public offering price, after which it beneficially owned 16.1% of the Company’s outstanding common stock, thereby increasing Scorpio Holdings Limited’s beneficial ownership of the Company’s outstanding common stock to 20.0% at that time.

Quarterly Cash Dividend

In the second quarter of 2020, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.05 per share totaling approximately $0.6 million.

On August 3, 2020, the Company’s Board of Directors declared a quarterly cash dividend of $0.05 per share, payable on or about September 15, 2020, to all shareholders of record as of August 14, 2020. As of August 3, 2020, 11,992,380 shares were outstanding.
Investment in Scorpio Tankers Inc.
In May 2020, the Company sold 2.25 million common shares of Scorpio Tankers Inc. (NYSE: STNG) for aggregate net proceeds of approximately $42.7 million. Following the sales, the Company continues to own in aggregate approximately 2.16 million common shares of Scorpio Tankers Inc.
Vessel Sales
During the second quarter of 2020, the Company completed the sales of the SBI Jaguar and SBI Taurus, 2014 and 2015 built Ultramax vessels, respectively, and the SBI Bolero, a 2015 built Kamsarmax vessel, for approximately $53.5 million in aggregate.
During the second quarter of 2020, the Company’s Board of Directors resolved to retain in the Company’s fleet the four Ultramax vessels that were classified as held for sale since December 31, 2019. As such, the vessels were transferred from held for sale to held for use at current fair market value with no gain or loss recognized in the period.
Amendment of Minimum Liquidity Covenant

The Company has agreed with its lenders and a finance lessor to permanently reduce the level of the minimum liquidity covenant under the relevant debt financings from the greater of: (i) $25.0 million or (ii) $700,000 per owned vessel, to the greater of: (i) $25.0 million or (ii) $500,000 per owned vessel. As a result, on the basis of the current owned or finance leased fleet size of 49 vessels, the minimum liquidity requirement is $25.0 million (a reduction from $34.3 million).

In consideration for the above amendment, the Company has made an advance principal repayment of approximately $7.7 million in aggregate that would have fallen due in the third quarter of 2021.

Payment Holiday on Certain Future Principal Repayments

The Company has agreed with its lenders to reduce future principal repayments of approximately $29.8 million in aggregate due under six credit facilities in exchange for having made an advance principal repayment of 50% of these future principal repayments (approximately $14.9 million in aggregate). The remaining future principal repayments of $14.9 million will be added to the balloon amount for the respective credit facilities due at maturity. As a result of these agreements, the Company will not have to make certain installment payments on these facilities through the end of the second quarter of 2021 totaling $29.8 million.

In addition, the Company is currently in discussions with a specific finance lessor to add two quarterly installment payments to the balloon amount in exchange for an advance principal repayment of approximately $3.4 million. If successful, the Company would not have to make certain quarterly installment payments on this lease financing totaling $8.0 million that would have fallen due through the end of the second quarter of 2021.

Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of June 30, 2020 and July 31, 2020, are as follows (dollars in thousands):

	As of June 30, 2020	As of July 31, 2020	As of July 31, 2020
Debt Financings	Amount Outstanding		Amount Committed (1)(2)
$85.5 Million Credit Facility	$35,971	$34,057	$—
$30.0 Million Credit Facility	28,007	26,341	—
$60.0 Million Credit Facility	25,442	24,312	2,862
$184.0 Million Credit Facility	71,591	61,154	89,786
$34.0 Million Credit Facility	15,857	14,036	17,000
$90.0 Million Credit Facility	78,150	72,550	2,850
$19.6 Million Lease Financing - SBI Rumba	16,253	16,148	—
$19.0 Million Lease Financing - SBI Tango	16,709	16,610	—
$19.0 Million Lease Financing - SBI Echo	16,833	16,739	—
$20.5 Million Lease Financing - SBI Hermes	18,416	18,309	—
$21.4 Million Lease Financing - SBI Samba	19,679	19,561	—
CMBFL Lease Financing	107,644	107,644	11,842
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	41,383	41,043	—
AVIC Lease Financing	106,703	105,558	8,200
$67.3 Million Lease Financing	62,615	62,137	$3,000
Total	$661,253	$636,199	$135,540

(1)	Includes the maximum loan amount available for the installation of scrubbers, following upsizes of certain credit facilities and lease financing arrangements that may not be drawn down in full.

(2)
Includes $73.8 million and $17.0 million of available credit under existing revolving credit facilities included in the $184.0 Million Credit Facility and the $34.0 Million Credit Facility, respectively.

The Company’s projected quarterly debt repayments on its credit facilities and lease financing arrangements through 2021 are as follows (dollars in thousands):

	Principal on Credit Facilities(1)(3)	Principal on Lease Financing Arrangements(1)(3)	Total (1)(3)
Q3 2020 (2)	1,476	9,419	10,895
Q4 2020	1,639	7,341	8,980
Q1 2021	1,639	7,329	8,968
Q2 2021	1,639	7,364	9,003
Q3 2021	1,226	9,803	11,029
Q4 2021	8,974	10,028	19,002
Total	$16,593	$51,284	$67,877

(1)
Includes estimated repayments on the upsizings of credit facilities and certain lease financing arrangements for the installation of scrubbers, for which the timing of the drawdowns and repayment schedules set forth are estimates only and may vary as the timing of the related installations finalizes.

(2)	Relates to payments expected to be made from August 1, 2020 to September 30, 2020.

(3)	Includes the agreements and discussions in regards to the payment holiday and amendment to the minimum liquidity covenant as described above.
IMO 2020
The Company’s projected schedule and estimated payments for the installation of scrubbers are as follows (dollars in thousands). Through July 31, 2020, the Company has completed the installation of scrubbers on 27 (including 10 Kamsarmax vessels and 17 Ultramax vessels) of its vessels.

	Expected Scrubber Installation Completion by Vessel Type			Estimated Payments (1)
	Ultramax		Kamsarmax
Q3 2020 (2)	1		—	3,290
Q4 2020	—		—	1,488
Q1 2021	—		—	—
Q2 2021	1		1	9,074
Q3 2021	1		1	8,613
Q4 2021	4	—	5	5,113
Q1 2022	—		—	2,184
Total	7		7	$29,762

(1)
Includes estimated cash payments for scrubbers that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems. The timing of the payments set forth are estimates only and may vary as the timing of the related installations finalizes.

(2)	Relates to installations expected to be completed and payments expected to be made from August 1, 2020 to September 30, 2020.

Financial Results for the Three Months Ended June 30, 2020 Compared to the Three Months Ended June 30, 2019
For the second quarter of 2020, the Company’s GAAP net loss was $45.1 million, or $5.73 per diluted share, compared to net income of $35.0 million, or $5.05 per diluted share, for the same period in 2019. Results for the second quarter of 2020 include: a non-cash loss of approximately $13.9 million and cash dividend income of $0.2 million, or $1.74 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., and a write-off of approximately $0.4 million, or $0.05 per diluted share, of deferred financing costs on the credit facilities related to the SBI Jaguar, SBI Taurus and SBI Bolero, all of which were sold in the second quarter of 2020. Results for the second quarter of 2019 include non-cash gain of approximately $52.6 million and cash dividend income of $0.5 million, or $7.67 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and a write-down of assets held for sale and write-off of related deferred financing costs totaling approximately $5.2 million, or $0.74 per diluted share.

EBITDA for the second quarters of 2020 and 2019 were a loss of $20.6 million and a gain of $65.2 million, respectively (see Non-GAAP Financial Measures below).
For the second quarter of 2020, the Company’s adjusted net loss was $44.7 million, or $5.68 adjusted per diluted share, which excludes the impact of the write-off of deferred financing costs of approximately $0.4 million. Adjusted EBITDA for the second quarter of 2020 was a loss of $20.6 million (see Non-GAAP Financial Measures below).
For the second quarter of 2019, the Company’s adjusted net income was $40.1 million, or $5.79 adjusted per diluted share, which excludes the impact of the write-down of assets held for sale and write-off of related deferred financing costs totaling approximately $5.2 million. Adjusted EBITDA for the second quarter of 2019 was $70.0 million (see Non-GAAP Financial Measures below).
The Company’s vessel revenues for the second quarter of 2020 were $26.2 million compared to $50.7 million in the second quarter of 2019. The Company’s TCE revenue (see Non-GAAP Financial Measures below) for the second quarter of 2020 was $24.7 million, a decrease of $25.8 million from the prior year period.
Total operating expenses for the second quarter of 2020 were $47.6 million compared to $54.1 million in the second quarter of 2019, which included a charge related to the classification of vessels as held for sale of $4.7 million.
Ultramax Operations

	Three Months Ended June 30,
Dollars in thousands	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$14,112	$30,696	$(16,584)	(54)
Voyage expenses	493	138	355	257
TCE Revenue	$13,619	$30,558	$(16,939)	(55)
Operating expenses:
Vessel operating costs	14,682	16,529	(1,847)	(11)
Charterhire expense	830	925	(95)	(10)
Vessel depreciation	8,190	8,911	(721)	(8)
General and administrative expense	940	1,035	(95)	(9)
Loss / write-down on assets held for sale	—	4,883	(4,883)	NA
Total operating expenses	$24,642	$32,283	$(7,641)	(24)
Operating loss	$(11,023)	$(1,725)	$(9,298)	(539)
Vessel revenue for the Company’s Ultramax Operations was $14.1 million for the second quarter of 2020 compared to $30.7 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures below) for the Company’s Ultramax Operations was $13.6 million for the second quarter of 2020 compared to $30.6 million for the prior year period. The Company’s Ultramax fleet consisted of a day-weighted average of 33 vessels owned or finance leased and one vessel time chartered-in during the second quarter of 2020 and 37 vessels owned or finance leased and one vessel time chartered-in during the second quarter of 2019. TCE revenue per day was $5,031 and $8,993 for the second quarters of 2020 and 2019, respectively.

	Three Months Ended June 30,
Ultramax Operations:	2020	2019	Change	% Change
TCE Revenue (in thousands)	$13,619	$30,558	$(16,939)	(55)
TCE Revenue / Day	$5,031	$8,993	$(3,962)	(44)
Revenue Days	2,707	3,398	(691)	(20)

The Company’s Ultramax Operations vessel operating costs were $14.7 million for the second quarter of 2020, including approximately $0.9 million of takeover costs and contingency expenses, compared with vessel operating costs of $16.5 million in the prior year period, relating to the 33 and 37 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due to the reduction in fleet size. Daily operating costs excluding takeover costs and contingency expenses for the second quarter of 2020 decreased to $4,698 from $4,822 in the prior year period due primarily to the timing of purchases of spares and stores as well as the timing of repairs.
Charterhire expense for the Company’s Ultramax Operations was approximately $0.8 million and $0.9 million for the second quarters of 2020 and 2019, respectively and relates to the vessel the Company time chartered-in at $10,125 per day until September 2019, when the Company exercised its option to extend the time charter for one year at $10,885 per day.
Ultramax Operations depreciation decreased from $8.9 million to $8.2 million due to the decrease in fleet size and the classification of four vessels as held for sale during the first six months of 2020 (vessels classified as held for sale are not depreciated).
General and administrative expense for the Company’s Ultramax Operations, which consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was approximately $0.9 million for the second quarter of 2020 and $1.0 million in the prior year period.
During the second quarter of 2019, the Company recorded a write-down on assets held for sale of $4.9 million related to the classification of two Ultramax vessels, the SBI Puma and SBI Cougar, as held for sale. These vessels were subsequently sold in the third quarter of 2019.

Kamsarmax Operations

	Three Months Ended June 30,
Dollars in thousands	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$12,054	$20,041	$(7,987)	(40)
Voyage expenses	967	98	869	887
TCE Revenue	$11,087	$19,943	$(8,856)	(44)
Operating expenses:
Vessel operating costs	7,569	8,697	(1,128)	(13)
Charterhire expense	3,646	1,378	2,268	165
Vessel depreciation	4,490	4,440	50	1
General and administrative expense	462	823	(361)	(44)
Loss / write-down on assets held for sale	—	(157)	157	100
Total operating expenses	$16,167	$15,181	$986	6
Operating loss	$(5,080)	$4,762	$(9,842)	(207)
Vessel revenue for the Company’s Kamsarmax Operations decreased to $12.1 million in the second quarter of 2020 from $20.0 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Kamsarmax Operations was $11.1 million for the second quarter of 2020 associated with a day-weighted average of 16 vessels owned or finance leased and five vessels time chartered-in, compared to $19.9 million for the prior year period associated with a day-weighted average of 19 vessels owned or finance leased and one vessel time chartered-in. TCE revenue per day was $6,401 and $11,801 for the second quarters of 2020 and 2019, respectively.

	Three Months Ended June 30,
Kamsarmax Operations:	2020	2019	Change	% Change
TCE Revenue (in thousands)	$11,087	$19,943	$(8,856)	(44)
TCE Revenue / Day	$6,401	$11,801	$(5,400)	(46)
Revenue Days	1,732	1,690	42	2
Kamsarmax Operations vessel operating costs were $7.6 million for the second quarter of 2020, including approximately $0.5 million of takeover costs and contingency expenses, compared with vessel operating costs of $8.7 million in the prior year period, relating to 16 and 19 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due to the reduction in fleet size. Daily operating costs excluding takeover costs and contingency expenses for the second quarter of 2020 decreased to $4,695 from $4,891 in the prior year period due primarily to the timing of purchases of spares and stores as well as the timing of repairs.
Kamsarmax Operations charterhire expense was $3.6 million in the second quarter of 2020, relating to five vessels the Company has time chartered-in.
Kamsarmax Operations depreciation was $4.5 million and $4.4 million in the second quarters of 2020 and 2019, respectively. While the number of vessels owned or finance leased on average decreased to 16 in the second quarter of 2020 from 19 in the second quarter of 2019, the SBI Electra and SBI Flamenco were classified as held for sale and sold during the second quarter of 2019 and therefore were not depreciated during the period.
General and administrative expense for the Company’s Kamsarmax Operations was $0.5 million for the second quarter of 2020 and $0.8 million in the second quarter of 2019. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
In the second quarter of 2019, the Company adjusted the loss recorded in the first quarter of 2019 related to the sale of the SBI Electra and SBI Flamenco by $0.2 million.
Corporate
Certain general and administrative expenses the Company incurs, as well as all of its financial expenses and investment income or losses, are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $5.4 million and $6.4 million in the second quarters of 2020 and 2019, respectively. The decrease from the prior year is due primarily to a reduction in compensation costs.
The Company recorded a loss of approximately $13.9 million for the second quarter of 2020 and received cash dividend income of $0.2 million from its equity investment in Scorpio Tankers Inc. During the second quarter of 2019, the Company recorded a non-cash gain of approximately $52.6 million as well as cash dividend income of $0.5 million also related to its equity investment in Scorpio Tankers Inc.
Financial expenses, net of interest income decreased to $9.8 million in the second quarter of 2020 from $14.8 million in the prior year period due to lower LIBOR rates and a reduction to the Company’s outstanding debt through the redemption of its 7.50% Senior Unsecured Notes during the third quarter of 2019 and managing our revolving credit facility.
Financial Results for the Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019
For the first half of 2020, the Company’s GAAP net loss was $169.8 million, or $23.01 per diluted share, compared to GAAP net income of $31.5 million, or $4.55 per diluted share, for the same period in 2019. Results for the first half of 2020 include: a loss of approximately $103.0 million and cash dividend income of $0.7 million, or $13.87 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., a write-down of assets held for sale of approximately $17.0 million, or $2.31 per diluted share, related to the classification of the SBI Jaguar, SBI Taurus and SBI Bolero as held for sale (the sales of all three vessels were completed in the second quarter of 2020), and a write-off of approximately $0.4 million, or $0.05 per diluted share, of deferred financing costs on the credit facilities related to those three vessels. Results for the first half of 2019 include non-cash gain of approximately $67.6 million and cash dividend income of $1.0 million, or $9.92 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., a write-down of assets held for sale and write-off of related deferred financing costs totaling approximately $12.7 million, or $1.84 per diluted share, and a write-off of deferred financing costs of approximately $2.7 million, or $0.39 per diluted share.

EBITDA for the first halves of 2020 and 2019 were a loss of $120.7 million and a gain of $90.6 million, respectively (see Non-GAAP Financial Measures below).
For the first half of 2020, the Company’s adjusted net loss was $152.4 million, or $20.65 adjusted per diluted share, which excludes the impact of the write-down of assets held for sale of approximately $17.0 million and the write-off of deferred financing costs on the related credit facilities of $0.4 million. Adjusted EBITDA for the first half of 2020 was a loss of $103.7 million (see Non-GAAP Financial Measures below).
For the first half of 2019, the Company’s adjusted net income was $44.2 million, or $6.39 adjusted per diluted share, which excludes the impact of the write-down of assets either sold or held for sale of $12.2 million and the write-off of deferred financing costs on the related credit facilities of $0.4 million. Adjusted EBITDA for the first half of 2019 was $102.8 million (see Non-GAAP Financial Measures below).
The Company’s revenues for the first half of 2020 were $67.0 million compared to $101.1 million in the first half of 2019. The Company’s TCE revenue (see Non-GAAP Financial Measures below) for the first half of 2020 was $64.2 million, a decrease of $36.6 million from the prior year period.
Total operating expenses for the first half of 2020 were $114.3 million, including the charge related to the classification of vessels as held for sale of approximately $17.0 million, compared to $110.7 million in the first half of 2019, which also included a charge related to the classification of vessels as sold or held for sale of $12.2 million.
Ultramax Operations

	Six Months Ended June 30,
Dollars in thousands	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$39,044	$61,977	$(22,933)	(37)
Voyage expenses	1,367	199	1,168	587
TCE Revenue	$37,677	$61,778	$(24,101)	(39)
Operating expenses:
Vessel operating costs	31,306	34,165	(2,859)	(8)
Charterhire expense	1,967	1,795	172	10
Vessel depreciation	16,130	18,107	(1,977)	(11)
General and administrative expense	2,056	2,062	(6)	—
Loss / write-down on assets held for sale	7,615	4,883	2,732	56
Total operating expenses	$59,074	$61,012	$(1,938)	(3)
Operating (loss) income	$(21,397)	$766	$(22,163)	NA
Vessel revenue for the Company’s Ultramax Operations decreased to $39.0 million for the first half of 2020 from $62.0 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures below) for the Company’s Ultramax Operations was $37.7 million for the first half of 2020 compared to $61.8 million for the prior year period. The Company’s Ultramax fleet consisted of a day-weighted average of 34 vessels owned or finance leased and one vessel time chartered-in during the first half of 2020 and 37 vessels owned or finance leased and one vessel time chartered-in during the first half of 2019. TCE revenue per day was $6,890 and $9,086 for the first half of 2020 and 2019, respectively.

	Six Months Ended June 30,
Ultramax Operations:	2020	2019	Change	% Change
TCE Revenue (in thousands)	$37,677	$61,778	$(24,101)	(39)
TCE Revenue / Day	$6,890	$9,086	$(2,196)	(24)
Revenue Days	5,468	6,799	(1,331)	(20)
The Company’s Ultramax Operations vessel operating costs were $31.3 million for the first half of 2020, including approximately $1.7 million of takeover costs and contingency expenses, compared with vessel operating costs of $34.2 million in the prior year period, relating to the 34 and 37 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due to the reduction in fleet size. Daily operating costs excluding takeover costs and contingency expenses for the first half of 2020 decreased to $4,832 from $4,913 in the prior year period due primarily to the timing of purchases of spares and stores as well as the timing of repairs.
Charterhire expense for the Company’s Ultramax Operations was approximately $2.0 million and $1.8 million for the first halves of 2020 and 2019, respectively and relates to the vessel the Company time chartered-in at $10,125 per day until September 2019, when the Company exercised its option to extend the time charter for one year at $10,885 per day.
Ultramax Operations depreciation decreased from $18.1 million for the first half of 2019 to $16.1 million for the first half of 2020 due to the decrease in fleet size and the classification of four vessels as held for sale during the first six months of 2020 (vessels classified as held for sale are not depreciated).
General and administrative expense for the Company’s Ultramax Operations, which consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was approximately $2.1 million for the first halves of both 2020 and 2019.
During the first half of 2020, the Company recorded a write-down on assets held for sale of $7.6 million related to the classification of two Ultramax vessels, the SBI Jaguar and SBI Taurus, as held for sale. The sales were completed in April 2020. During the first half of 2019, the Company recorded a similar write-down on the SBI Puma and SBI Cougar which were sold in the fourth quarter of 2019.

Kamsarmax Operations

	Six Months Ended June 30,
Dollars in thousands	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$27,946	$39,111	$(11,165)	(29)
Voyage expenses	1,453	146	1,307	895
TCE Revenue	$26,493	$38,965	$(12,472)	(32)
Operating expenses:
Vessel operating costs	15,629	17,331	(1,702)	(10)
Charterhire expense	7,207	1,487	5,720	385
Vessel depreciation	8,893	9,163	(270)	(3)
General and administrative expense	1,011	1,112	(101)	(9)
Loss / write-down on assets held for sale	9,394	7,352	2,042	28
Total operating expenses	$42,134	$36,445	$5,689	16
Operating (loss) income	$(15,641)	$2,520	$(18,161)	(721)
Vessel revenue for the Company’s Kamsarmax Operations decreased to $27.9 million in the first half of 2020 from $39.1 million in the prior year period.

TCE revenue (see Non-GAAP Financial Measures) for the Company’s Kamsarmax Operations was $26.5 million for the first half of 2020 associated with a day-weighted average of 17 vessels owned or finance leased and five vessels time chartered-in, compared to $39.0 million for the prior year period associated with a day-weighted average of 19 vessels owned or finance leased and one vessel time chartered-in. TCE revenue per day was $7,822 and $11,484 for the first halves of 2020 and 2019, respectively.

	Six Months Ended June 30,
Kamsarmax Operations:	2020	2019	Change	% Change
TCE Revenue (in thousands)	$26,493	$38,965	$(12,472)	(32)
TCE Revenue / Day	$7,822	$11,484	$(3,662)	(32)
Revenue Days	3,387	3,393	(6)	—
Kamsarmax Operations vessel operating costs were $15.6 million for the first half of 2020, including approximately $0.8 million of takeover costs and contingency expenses, compared with vessel operating costs of $17.3 million in the prior year period, relating to 17 and 19 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due to the reduction in fleet size. Daily operating costs excluding takeover costs and contingency expenses for the first half of 2020 decreased to $4,874 from $5,001 in the prior year period due primarily to the timing of purchases of spares and stores as well as the timing of repairs.
Kamsarmax Operations charterhire expense was $7.2 million in the first half of 2020, relating to five vessels the Company has time chartered-in, the first of which was time chartered-in during 2019.
Kamsarmax Operations depreciation was $8.9 million and $9.2 million in the first halves of 2020 and 2019, respectively, as the number of vessels owned or finance leased on average decreased to 17 in the first half of 2020 from 19 in the first half of 2019.
General and administrative expense for the Company’s Kamsarmax Operations was $1.0 million for the first half of 2020 and $1.1 million in the first half of 2019. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During the first half of 2020, the Company recorded a write down on assets held for sale of $9.4 million related to the classification of the SBI Bolero as held for sale. In the first half of 2019, $7.4 million was written down related to the sale of the SBI Electra and SBI Flamenco.
Corporate
Certain general and administrative expenses the Company incurs, as well as all of its financial expenses and investment income or losses, are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $10.2 million and $12.9 million in the first halves of 2020 and 2019, respectively. The decrease from the prior year is due primarily to a reduction in compensation costs.
The Company recorded a loss of approximately $103.0 million for the first half of 2020 and received cash dividend income of $0.7 million from its equity investment in Scorpio Tankers Inc. During the first half of 2019, the Company recorded a non-cash gain of approximately $67.6 million as well as cash dividend income of $1.0 million also related to its equity investment in Scorpio Tankers Inc.
Financial expenses, net of interest income decreased to $20.0 million in the first half of 2020 from $27.5 million in the prior year period due to lower LIBOR rates and a reduction in the Company’s outstanding debt through the redemption of its 7.50% Senior Unsecured Notes during the third quarter of 2019 and managing our revolving credit facility.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenue:
Vessel revenue	$26,166	$50,737	$66,990	$101,088
Operating expenses:
Voyage expenses	1,460	236	2,820	345
Vessel operating costs	22,251	25,226	46,935	51,496
Charterhire expense	4,476	2,303	9,174	3,282
Vessel depreciation	12,680	13,351	25,023	27,270
General and administrative expenses	6,777	8,232	13,305	16,060
Loss / write-down on assets sold or held for sale	—	4,726	17,009	12,235
Total operating expenses	47,644	54,074	114,266	110,688
Operating loss	(21,478)	(3,337)	(47,276)	(9,600)
Other income (expense):
Interest income	49	330	172	674
Income from equity investments	(13,693)	53,143	(102,324)	68,646
Foreign exchange loss	(76)	(47)	(130)	(51)
Financial expense, net	(9,853)	(15,120)	(20,196)	(28,170)
Total other (expense) income	(23,573)	38,306	(122,478)	41,099
Net loss	$(45,051)	$34,969	$(169,754)	$31,499

Loss per share:
Basic	$(5.73)	$5.16	$(23.01)	$4.66
Diluted	$(5.73)	$5.05	$(23.01)	$4.55

Basic weighted average number of common shares outstanding	7,868	6,773	7,379	6,760
Diluted weighted average number of common shares outstanding	7,868	6,930	7,379	6,917

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$68,307	$42,530
Accounts receivable	14,478	13,209
Prepaid expenses and other current assets	6,847	9,547
Total current assets	89,632	65,286
Non-current assets
Vessels, net	1,319,518	1,271,993
Assets held for sale	—	77,536
Equity investments	27,607	173,298
Deferred financing costs, net	2,541	2,982
Other assets	48,415	74,464
Total non-current assets	1,398,081	1,600,273
Total assets	$1,487,713	$1,665,559

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$34,090	$44,956
Capital lease obligations	69,096	29,159
Accounts payable and accrued expenses	44,712	49,718
Total current liabilities	147,898	123,833
Non-current liabilities
Bank loans, net	216,706	332,613
Capital lease obligations	332,312	321,646
Other liabilities	1,323	12,500
Total non-current liabilities	550,341	666,759
Total liabilities	698,239	790,592
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 31,875,000 and 21,250,000 shares as of June 30, 2020 and December 31, 2019; outstanding 11,992,580 shares as of June 30, 2020 and 7,248,180 as of December 31, 2019	854	809
Paid-in capital	1,801,360	1,717,144
Common shares held in treasury, at cost; 856,785 shares at June 30, 2020 and December 31, 2019	(56,720)	(56,720)
Accumulated deficit	(956,020)	(786,266)
Total shareholders’ equity	789,474	874,967
Total liabilities and shareholders’ equity	$1,487,713	$1,665,559

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Six Months Ended June 30,
	2020	2019
Operating activities
Net loss	$(169,754)	$31,499
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Restricted share amortization	4,019	4,297
Vessel depreciation	25,023	27,270
Amortization of deferred financing costs	2,022	4,429
Write-off of deferred financing costs	366	446
Loss / write-down on assets held for sale	15,420	10,385
Net unrealized (gains) losses on investments	102,980	(67,565)
Dividend income on equity investment	(656)	(1,082)
Drydocking expenditure	(10,775)	(1,362)
Changes in operating assets and liabilities:
(Decrease) increase in accounts receivable	(1,269)	353
Decrease in prepaid expenses and other assets	12,774	(6,167)
Decrease in accounts payable and accrued expenses	(15,251)	1,315
Net cash (used in) provided by operating activities	(35,101)	3,818
Investing activities
Equity investment		(1,500)
Sale of equity investment	42,711	—
Dividend income on equity investment	656	1,082
Proceeds from sale of assets held for sale	52,518	47,302
Scrubber payments	(37,805)	(5,746)
Net cash provided by investing activities	58,080	41,138
Financing activities
Proceeds from issuance of common stock	82,254	—
Proceeds from issuance of long-term debt	110,179	242,260
Repayments of long-term debt	(187,624)	(212,560)
Dividends paid	(2,011)	(2,849)
Net cash provided by financing activities	2,798	26,851
Increase in cash and cash equivalents	25,777	71,807
Cash and cash equivalents, beginning of period	42,530	67,495
Cash and cash equivalents, end of period	$68,307	$139,302

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$26,166	$50,737	$66,990	$101,088
Voyage expenses	(1,460)	(236)	(2,820)	(345)
Time charter equivalent revenue	$24,706	$50,501	$64,170	$100,743
Time charter equivalent revenue attributable to:
Kamsarmax	$11,087	$19,943	$26,493	$38,965
Ultramax	13,619	30,558	37,677	61,778
	$24,706	$50,501	$64,170	$100,743
Revenue days:
Kamsarmax	1,732	1,690	3,387	3,393
Ultramax	2,707	3,398	5,468	6,799
Combined	4,439	5,088	8,855	10,192
TCE per revenue day (1):
Kamsarmax	$6,401	$11,801	$7,822	$11,484
Ultramax	$5,031	$8,993	$6,890	$9,086
Combined	$5,566	$9,926	$7,247	$9,885

(1)
The Company defines Time Charter Equivalent (TCE) revenue as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of the Company’s available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The Company reports TCE revenue, a non-GAAP financial measure, because (i) the Company believes it provides additional meaningful information in conjunction with vessel revenues and voyage expenses, the most directly comparable U.S. GAAP measures, (ii) it assists the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) the Company believes that it presents useful information to investors. See Non-GAAP Financial Measures below.

Fleet List as of July 31, 2020

Vessel Name	Year Built	DWT	Vessel Type	Scrubber Installed ?
SBI Samba	2015	84,000	Kamsarmax	Yes
SBI Rumba	2015	84,000	Kamsarmax	Yes
SBI Capoeira	2015	82,000	Kamsarmax	No
SBI Carioca	2015	82,000	Kamsarmax	Yes
SBI Conga	2015	82,000	Kamsarmax	No
SBI Sousta	2016	82,000	Kamsarmax	No
SBI Rock	2016	82,000	Kamsarmax	No
SBI Lambada	2016	82,000	Kamsarmax	No
SBI Reggae	2016	82,000	Kamsarmax	No
SBI Zumba	2016	82,000	Kamsarmax	Yes
SBI Macarena	2016	82,000	Kamsarmax	Yes
SBI Parapara	2017	82,000	Kamsarmax	Yes
SBI Mazurka	2017	82,000	Kamsarmax	Yes
SBI Swing	2017	82,000	Kamsarmax	Yes
SBI Jive	2017	82,000	Kamsarmax	Yes
SBI Lynx	2018	82,000	Kamsarmax	Yes
Total Kamsarmax		1,316,000

SBI Antares	2015	61,000	Ultramax	Yes
SBI Athena	2015	64,000	Ultramax	Yes
SBI Bravo	2015	61,000	Ultramax	Yes
SBI Leo	2015	61,000	Ultramax	Yes
SBI Echo	2015	61,000	Ultramax	Yes
SBI Lyra	2015	61,000	Ultramax	Yes
SBI Tango	2015	61,000	Ultramax	No
SBI Maia	2015	61,000	Ultramax	Yes
SBI Hydra	2015	61,000	Ultramax	Yes
SBI Subaru	2015	61,000	Ultramax	Yes
SBI Pegasus	2015	64,000	Ultramax	No
SBI Ursa	2015	61,000	Ultramax	No
SBI Thalia	2015	64,000	Ultramax	No
SBI Cronos	2015	61,000	Ultramax	No
SBI Orion	2015	64,000	Ultramax	No
SBI Achilles	2016	61,000	Ultramax	No
SBI Hercules	2016	64,000	Ultramax	No
SBI Perseus	2016	64,000	Ultramax	No
SBI Hermes	2016	61,000	Ultramax	No
SBI Zeus	2016	60,200	Ultramax	No
SBI Hera	2016	60,200	Ultramax	No
SBI Hyperion	2016	61,000	Ultramax	No
SBI Tethys	2016	61,000	Ultramax	Yes
SBI Phoebe	2016	64,000	Ultramax	Yes
SBI Poseidon	2016	60,200	Ultramax	Yes
SBI Apollo	2016	60,200	Ultramax	Yes
SBI Samson	2017	64,000	Ultramax	No
SBI Phoenix	2017	64,000	Ultramax	No
SBI Gemini	2015	64,000	Ultramax	Yes
SBI Libra	2017	64,000	Ultramax	Yes
SBI Aries	2015	64,000	Ultramax	Yes
SBI Pisces	2016	64,000	Ultramax	No

Vessel Name	Year Built	DWT	Vessel Type	Scrubber Installed ?
SBI Virgo	2017	64,000	Ultramax	Yes
Total Ultramax		2,051,800
Total Owned or Finance Leased Vessels DWT		3,367,800
Time chartered-in vessels
The Company currently time charters-in one Ultramax vessel and five Kamsarmax vessels. The terms of the contracts are summarized as follows:

Vessel Type	Year Built	DWT	Country of Build	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,885	30-Sep-20	(1)
Kamsarmax	2019	81,100	China	Variable	10-Mar-21	(2)
Kamsarmax	2019	81,100	China	Variable	7-Apr-21	(3)
Kamsarmax	2018	82,000	China	$12,500	25-June-21	(4)
Kamsarmax	2018	81,100	China	Variable	13-Jul-21	(5)
Kamsarmax	2015	81,100	China	Variable	22-Jul-21	(6)
Total TC DWT		468,500

(1)
This vessel was originally time chartered-in for 22 to 24 months at the Company’s option at $10,125 per day. In September 2019, the Company exercised its option to extend the time charter for one year at $10,885 per day. The vessel was delivered to the Company in September 2017.

(2)
This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the Baltic Exchange’s 74,000 DWT Panamax Index, or the BPI. The vessel was delivered to the Company in March 2019.

(3)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in May 2019.

(4)
This vessel has been time chartered-in for 24 months at $12,000 per day for the first 12 months and at $12,500 per day for the second 12 months. The Company has the option to extend this time charter for 12 months at $13,000 per day and an additional 12 months at $14,500 per day. The vessel was delivered to the Company in July 2019.

(5)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in July 2019.

(6)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in August 2019.

Conference Call on Results:
A conference call to discuss the Company’s results will be held Tuesday, August 4, 2020, at 9:00 AM Eastern Daylight Time / 3:00 PM Central European Summer Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 7794355. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/tg4ckw6t

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities, and is investing in the next generation of wind turbine installation vessels. Scorpio Bulkers Inc. has an operating fleet of 55 vessels consisting of 49 wholly-owned or finance leased drybulk vessels (including 16 Kamsarmax vessels and 33 Ultramax vessels), and six time chartered-in vessels (including five Kamsarmax vessels and one Ultramax vessel). In addition to its dry bulk fleet, the Company has signed a letter of intent to enter into a shipbuilding contract with Daewoo Shipbuilding and Marine Engineering Inc. to build a wind turbine installation vessel to be delivered in 2023, with options to build three further similar vessels. The Company’s owned and finance leased fleet has a total carrying capacity of approximately 3.4 million dwt and all of the Company’s owned and financed leased vessels will have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income (loss) and related per share amounts, as well as adjusted EBITDA and TCE Revenue are non-GAAP financial measures that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net income (loss) and related per share amounts, and adjusted EBITDA. Please see “Other Operating Data” for a reconciliation of TCE revenue.
EBITDA (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands	2020	2019	2020	2019
Net (loss) income	$(45,051)	34,969	$(169,754)	$31,499
Add Back:
Net interest expense	8,430	11,185	17,637	22,620
Depreciation and amortization (1)	15,992	19,079	31,430	36,443
EBITDA	$(20,629)	65,233	$(120,687)	$90,562
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.
Adjusted net (loss) income (unaudited)

	Three Months Ended June 30,
In thousands, except per share data	2020		2019
	Amount	Per share	Amount	Per share
Net (loss) income	$(45,051)	$(5.73)	$34,969	$5.05
Adjustments:
Loss / write-down on assets sold or held for sale	—	—	4,726	0.68
Write-off of deferred financing cost	366	0.05	446	0.06
Total adjustments	$366	$0.05	$5,172	$0.74
Adjusted net loss (income)	$(44,685)	$(5.68)	$40,141	$5.79

	Six Months Ended June 30,		Six Months Ended June 30,
In thousands, except per share data	2020		2019
	Amount	Per share	Amount	Per share
Net (loss) income	$(169,754)	$(23.01)	$31,499	$4.55
Adjustments:
Loss / write-down on assets sold or held for sale	17,009	2.31	12,235	1.77
Write-off of deferred financing cost	366	0.05	446	0.07
Total adjustments	$17,375	$2.36	$12,681	$1.84
Adjusted net (loss) income	$(152,379)	$(20.65)	$44,180	$6.39

Adjusted EBITDA (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands	2020	2019	2020	2019
Net (loss) income	$(45,051)	$34,969	$(169,754)	$31,499
Impact of adjustments	366	5,172	17,375	12,681
Adjusted net (loss) income	(44,685)	40,141	(152,379)	44,180
Add Back:
Net interest expense	8,430	11,185	17,637	22,620
Depreciation and amortization (1)	15,626	18,633	31,064	35,997
Adjusted EBITDA	$(20,629)	$69,959	$(103,678)	$102,797
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, the length and severity of the recent novel coronavirus (COVID-19) outbreak, including its effect on demand for dry bulk products and the transportation thereof, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate amd realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)